June 3, 2024

Results of Investigation Regarding Model Certification Applications

Toyota Motor Corporation (Toyota) investigated its model certification applications as per instructions from the Ministry of Land, Infrastructure, Transport and Tourism (MLIT) on January 26 this year. Although the investigation is still in progress, seven models, including some that have already been discontinued since 2014, were tested using methods that differed from the government standards, and we reported this to MLIT on May 31.

The model certification applications in question involve inadequate data in pedestrian and occupant protection tests for three production models (Corolla Fielder/Axio and Yaris Cross) and errors in crash tests and other test methods for four discontinued models (Crown, Isis, Sienta, and RX).

We sincerely apologize for any concern or inconvenience this may cause to our customers and stakeholders who have placed their trust in Toyota. We take it seriously that the problem was discovered at Toyota following the recent discovery of certification issues at Hino Motors, Ltd. and Daihatsu Motor Co., Ltd. and Toyota Industries Corporation.

Following comprehensive internal verifications on the affected vehicles, including those that are no longer in production, we can confirm that there are no performance issues that contravene laws and regulations. Therefore, there is no need to stop using the affected vehicles. However, considering these findings, we have taken action to temporarily halt shipments and sales of three models currently produced in Japan (Corolla Fielder, Corolla Axio, and Yaris Cross), effective today. We will continue to provide detailed explanations to the authorities and expedite appropriate measures, including conducting testing in the presence of witnesses.

In January this year, we announced the Toyota Group Vision, “Inventing our path forward, together.” We will continue to work on making “ever-better cars” in a genba where employees have authority, which is a unique Toyota corporate culture.

Again, we extend our sincere apologies to our customers and stakeholders.